Rapunzl Investments LLC
Balance Sheet
December 31, 2016
(unaudited)

	December 31, 2016
ASSETS	
Cash	$-
Total current assets	-
Intangible assets:	
Software development	5,000
Total assets	$5,000
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$5,000
Membership interest units	-
Retained earnings	-
Total members' equity	-
Total liabilities and members' equity	$5,000

See accompanying notes and independent accountant's review report.